Exhibit 1

DECOMA INTERNATIONAL INC.

ANNUAL INFORMATION FORM

May 19, 2004

TABLE OF CONTENTS

Reporting currency and
exchange rates.....................................................

Decoma group of companies.................................

the company........................................................................

corporate structure.........................................................

previous acquisitions.........................................................

recent developments.........................................................

Decoma's business and strategy........................

automotive industry overview...........................................

business strategy..............................................................

policies...............................................................................

operations and products...................................................

technology.........................................................................

engineering and design.......................................................

program management.........................................................

customers..........................................................................

facilities.............................................................................

sales and marketing...........................................................

human resources................................................................

co-owned ventures......................................................

ANNUAL FINANCIAL INFORMATION...........................

Dividends.........................................................................

MANAGEMENT'S DISCUSSION AND ANALYSIS............

Relationship with magna.........................................

control of decoma.............................................................

affiliation agreement.........................................................

other arrangements with magna.......................................

potential conflicts of interest.........................................

convertible series preferred shares...............................

registration rights agreement..........................................

1 1 1 1 3 4 5 5 8 11 11 12 12 13 13 13 14 14 16 16 16 17 17 18 18 18 19 19 19

Directors and executive officers.........

Corporate POLICIES.......................................

board of directors...............................................

affiliation agreement...........................................

required allocations............................................

authorized share capital......................................

business investments............................................

Market for securities.................................

Legal proceedings and
environmental matterS..........................

legal proceedings................................................

environmental matters........................................

Other factors.................................................

automotive industry.............................................

pricing concessions and cost absorptions........

competition............................................................

reliance on major customers..............................

production volumes and product mix..................

currency exposure...............................................

environmental matters........................................

new facilities.........................................................

trade and labour relations.................................

technological developments...............................

government regulation........................................

availability of financing........................................

relationship with magna.......................................

ford production purchasing global terms and conditions..............................................................

Additional information...............................

Forward-looking statements..................

Glossary............................................................

20 22 22 22 22 23 24 24 25 25 26 26 26 26 27 27 27 28 28 29 29 29 30 30 30 31 31 32 33

Unless otherwise noted or the context otherwise indicated, the term "Decoma" refers to Decoma International Inc. and the term "Company" refers to Decoma and its direct and indirect subsidiaries. Unless otherwise defined herein, capitalized terms used in this Annual Information Form are defined in the "Glossary" which appears at the end of this document.

REPORTING CURRENCY AND EXCHANGE RATES

All amounts in this Annual Information Form are in U.S. dollars unless otherwise noted. The following table sets forth, for the periods and dates indicated, the Bank of Canada noon buying rate (the "Noon Buying Rate").
	At period End	Average (1)	High	Low
	(Cdn$ per US$1.00)

Calendar 2001. . . . . . . . . . . . . . . . .	1.5926	1.5513	1.6021	1.4936
Calendar 2002. . . . . . . . . . . . . . . . .	1.5796	1.5699	1.6132	1.5110
Calendar 2003. . . . . . . . . . . . . . . . .	1.2924	1.3914	1.5747	1.2924

(1) The average of the Noon Buying Rate on the last day of each month during the period.

DECOMA GROUP OF COMPANIES

The Company

The Company designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, running boards, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini-vans). As at December 31, 2003, the Company had approximately 15,000 employees in 49 manufacturing, engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium, England, France, Austria, Poland, the Czech Republic and Japan.

The Company has a diversified customer base that spans the major automotive markets of North America and Europe. In North America, the Company's primary customers are the various North American operating divisions and subsidiaries of Ford, GM, DaimlerChrysler, Honda, Nissan and Toyota. In Europe, the Company's customers include the European operating divisions and subsidiaries of DaimlerChrysler, the VW Group, Ford, Rover, GM, BMW, Volvo Truck, Renault, MAN Truck, PSA/Peugeot, Citroen, Toyota and Honda. As its customers are the major North American, European and Asian car and light truck original equipment manufacturers ("OEM"), the Company is referred to as a Tier 1 supplier.

Through acquisitions and internal growth, the Company's sales have increased over the past three years from $1,816 million in Calendar 2001 to $2,356 million in Calendar 2003. For Calendar 2003, approximately 68% of the Company's sales represented products manufactured in North America (including Mexico) and 32% represented products manufactured in Europe.

Corporate Structure

In the mid-1980's, Magna International Inc. ("Magna") combined manufacturing facilities to create separate operating groups. Groups were operated by separate management teams focused on specific product areas. Decoma was created to provide products for vehicle exteriors in both metal and plastics. In 1997, Magna completed a reorganization of its North American fascia and exterior trim businesses that resulted in the formation of Decoma and Decoma Exterior Trim Inc. ("DET") (then 40% owned by Decoma; since January 5, 2001, 100% owned). On March 2, 1998, Decoma completed its initial public offering, with the listing of its Class A Subordinate Voting Shares in Canada on the Toronto Stock Exchange (the "TSX") and in the United States on the NASDAQ Stock Market ("NASDAQ"). Decoma was incorporated under the OBCA on July 30, 1997 and its head and registered office is at 50 Casmir Court, Concord, Ontario L4K 4J5.

The following chart illustrates the relationship of Decoma to its principal subsidiaries and indicates their respective jurisdictions of incorporation.

DECOMA INTERNATIONAL INC. (Ontario)
100%
Decoma International Corp. * (Ontario)
100%
Decoplas, S.A. de C.V. (Mexico)
100%
Decoma U.S. Holdings Inc. (Delaware)
100%
Decofinmex, S.A. de C.V. (Mexico)
100%
Decoma Automotive Holding N.V. (Belgium)
100%
Decoma International of America, Inc. (Delaware)
100%
Decoma U.K. Limited * (United Kingdom)
100%
Decoma Exterior Systems Holding (Germany) GmbH (Germany)
100%
Decostar Industries Inc. (Delaware)
100%
Lexamar Corporation (Delaware)
100%
Decoma America Holdings Inc. * (Delaware)
100%
Norplas Industries Inc. (Delaware)
100%
Conix Corporation (Delaware)
100%
Nascote Industries, Inc. (Delaware)
100%
Autosystems America Inc. (Delaware)
100%
Decoma Systems Integration Group Inc. (Delaware)
40%
Modular Automotive Systems, LLC (Michigan)
40%
Bestop, Inc. * (Delaware)
100%
Decoma Exterior Systems GmbH * (Germany)
100%
Decoma (Germany) GmbH * (Germany)
100%
Decoma Decotech GmbH (Germany)
100%
Decoma Exterior Systems (Poland) Sp. z o.o. (Poland)
100%
HDO Galvano- und Oberflachentechnik GmbH (Germany)
100%
Decoma Exterior Systems U.K. Limited * (United Kingdom)
100%
Decotrim Industries S.A. (Belgium)
100%
Belplas Industries N.V. (Belgium)

* These seven companies operate under registered business names and trademarks.

Previous Acquisitions

          Conix Transaction

During the mid-1980s, Magna and Ford Motor Company ("Ford") entered into a joint venture for the purpose of constructing and operating facilities in the United States and Canada to engineer and manufacture high quality, competitively priced, plastic exterior parts (primarily fascias) for sale to Ford and other OEM customers. This joint venture evolved into four separate operating companies, being Conix Canada Inc., Conix Corporation, Conix U.K. Limited (now named "Merplas") and Conix Belgium N.V. (now named "Belplas") (collectively, the "Conix Group"), each of which were owned 51% by Decoma or one of its subsidiaries and 49% by Ford or one of its subsidiaries, and was jointly controlled by Decoma and Ford. In connection with an internal reorganization carried out by Ford, Ford's minority interests in each of the companies within the Conix Group were transferred to Visteon Corporation and on October 16, 2000, the Company purchased from Visteon Corporation and certain of its affiliates (collectively, "Visteon") Visteon's 49% interest in the Conix Group for an aggregate purchase price of $140 million (before acquired cash of $7.1 million) (the "Conix Transaction"). The purchase price was satisfied by a cash payment in the amount of $50 million and by the delivery of 9.5% subordinated debentures of Decoma totalling $90 million which were repaid with cash in the fourth quarter of Calendar 2001.

In addition to expanding the Company's revenue and profit base, the completion of the Conix Transaction has enabled the Company to simplify and streamline its operating and management structure and, in combination with the Global Exteriors Transaction, noted below, to strengthen its presence in Europe. Subsequent to the completion of the Conix Transaction, the companies comprising the Conix Group have been integrated into Decoma's overall operating structure and now operate as independent operating divisions within Decoma.

          Global Exteriors Transaction

On January 5, 2001, Decoma completed the purchase of Magna's European exterior parts operations ("MES") and Magna's majority interest in DET (collectively, the "Global Exteriors Transaction"). The purchase agreement for the Global Exteriors Transaction provided for Decoma to purchase, and Magna (directly and indirectly) to sell, all of the shares of DET not then owned by Decoma and all of the shares of Magna Automotive Exterior Holding (Germany) GmbH, Magna Exterior Systems Limited and Magna Emfisint Belgica S.A. The MES operations acquired consisted of eight manufacturing facilities located in England, Germany and Belgium. The DET operations consisted of 11 manufacturing facilities located in southern Ontario.

In consideration for the assets acquired, Decoma paid Magna an aggregate purchase price valued by the parties at $203 million which was satisfied by the delivery of 2,000,000 Convertible Series Preferred Shares, 8,333,333 Class A Subordinate Voting Shares and cash of $3.1 million.

In addition to the purchase price, Decoma agreed to acquire DET and MES subject to certain unsecured indebtedness of these businesses (denominated primarily in Canadian dollars, British pounds and Euros) repayable to Magna and its subsidiaries over the period from March 31, 2001 to December 31, 2004. This indebtedness then totalled $219.8 million, repayment of which has been guaranteed by Decoma. At December 31, 2003, this indebtedness has been reduced to $141.8 million.

          Decomex Transaction

On May 31, 2001, Decoma purchased the 30% interest in Decomex Inc. held by Corporación Activa S.A. de C.V. resulting in Decoma's 100% ownership of Decomex and its wholly-owned subsidiary, Decoplas, S.A. de C.V. ("Decoplas"). Decoplas is a Tier 1 supplier of fascia and exterior trim components to the Mexican OEM market. The purchase price was $7.8 million, of which $2.6 million was paid on closing (net of certain offset funds), $2.6 million was paid on May 31, 2002, and $2.6 million was paid on May 31, 2003.

          Autosystems Transaction

On September 28, 2001, Decoma completed the acquisition of the lighting components manufacturing business and related fixed and working capital assets of Autosystems Manufacturing Inc. ("Autosystems") from Autosystems' court appointed receiver and monitor for an aggregate fixed asset and non-cash working capital purchase price of $12.3 million. The business acquired from Autosystems is being carried on by the Company under the Decoma Autosystems name and consists of the design, engineering, manufacturing and sale of exterior lighting products, including lenses, reflectors, signal and fog lamps and headlamps, from three manufacturing facilities located in Belleville, Ontario. At the time of the acquisition, Autosystems' principal customers were GM and Visteon Corporation. Management believes that the addition of Autosystems' lighting products to the Company's overall product offering has strengthened its front and rear end modular capabilities and will better enable the Company to capitalize on the trend toward modularization.

          Federal-Mogul Lighting Operations Transaction

During the second quarter of 2003, the Company entered into an agreement to acquire Federal-Mogul Corporation's ("FM") original equipment automotive lighting operations in Matamoros, Mexico, a distribution centre in Brownsville, Texas, an assembly operation in Toledo, Ohio and certain of the engineering operations, contracts and equipment at FM's original equipment automotive lighting operations in Hampton, Virginia. The total purchase price was $10.4 million. The transaction closed on April 14, 2003 with a transition of the Hampton, Virginia contracts and assets over the balance of 2003.

          HDO Galvano-und Oberflächentechnik GmbH ("HDO") Transaction

On October 1, 2003, the Company acquired the shares of HDO. HDO operated a chroming line adjacent to the Company's Idoplas facility in Germany. The line has been converted to allow for grille chroming and has been integrated into Idoplas' operations. The Company launched the chroming line at the end of 2003 and has commenced the insourcing of grille chroming business previously outsourced by Decoma's European operations. Total consideration paid in connection with the acquisition amounted to $5.8 million.

Recent Developments

          Changes in Capital

In June of 2001, Decoma completed the issuance from treasury of an additional 16,100,000 Class A Subordinate Voting Shares for net proceeds of approximately Cdn$111.1 million. The proceeds of this offering were used to reduce outstanding debt.

On March 27, 2003, Decoma issued Cdn. $100 million of unsecured, subordinated convertible debentures bearing interest at 6.5% and maturing March 31, 2010 ("Convertible Debentures"). The Convertible Debentures are convertible at the option of the holder at any time into Decoma's Class A Subordinate Voting Shares at a fixed conversion price of Cdn. $13.25 per share. All or part of the Convertible Debentures are redeemable at Decoma's option between March 31, 2007 and March 31, 2008 if the weighted average trading price of Decoma's Class A Subordinate Voting Shares is not less than Cdn. $16.5625 for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given. Subsequent to March 31, 2008, all or part of the Convertible Debentures are redeemable at Decoma's option at any time. On redemption or maturity, Decoma will have the option of retiring the Convertible Debentures with Class A Subordinate Voting Shares in which case the number of Class A Subordinate Voting Shares issuable is based on 95% of the trading price of Decoma's Class A Subordinate Voting Shares for the 20 consecutive trading days ending five trading days prior to the date fixed for redemption or maturity. In addition, Decoma may elect from time to time to issue and deliver freely tradeable Class A Subordinate Voting Shares to a trustee in order to raise funds to satisfy the obligation to pay interest on the Convertible Debentures.

On August 30, 2003, Magna converted the Series 1, 2 and 3 Convertible Series Preferred Shares of Decoma held by Magna with an aggregate face value of Cdn$150 million into Class A Subordinate Voting Shares of Decoma at the rate of Cdn$10.07 per share, according to the terms and conditions of such shares. A total of 14,895,729 Class A Subordinate Voting Shares were issued from treasury to Magna. Magna continues to hold the Series 4 and 5 Convertible Series Preferred Shares with an aggregate face value of Cdn$200 million.

          Affiliation Agreement Amendment

On June 25, 2002, Decoma entered into an agreement with Magna to amend the terms of its then existing affiliation agreement. The amended agreement, which became effective August 1, 2002, provides for a term of nine years and five months, expiring on December 31, 2011, and thereafter is renewable on a year-to-year basis at the parties' option. Affiliation Fees payable under the amended agreement were reduced to 1% of Decoma's consolidated net sales (as defined in the agreement) from the 1.5% that previously applied. In addition, the amended agreement provides for a fee holiday on 100% of consolidated net sales derived from future business acquisitions in the calendar year in which the acquisition occurs and 50% of consolidated net sales derived from future business acquisitions in the first calendar year following the year of acquisition. The amended agreement also provided Decoma with a credit of 0.25% of Decoma's consolidated net sales for the period from January 1, 2002 to July 31, 2002, and a credit equal to 1.5% of 2001 consolidated net sales derived from the 2001 acquisition of the Autosystems lighting business and 50% of 1.25% of January 1, 2002 to July 31, 2002 consolidated net sales derived from Autosystems. (See "Relationship with Magna - Affiliation Agreement").

          New Operating Facilities

In October of 2002, the Company commenced construction of a new mould and paint facility located in the State of Georgia. The new facility, named Decostar, is expected to commence commercial production in early 2005. Initially, Decostar will produce front and rear end fascias for two Mercedes Benz vehicle programs.

In Europe, during 2003, the Company launched a new metal trim facility in Sulzbach, Germany, named Prometall, and undertook the expansion of its Belplas facility located in Genk, Belgium, to provide for the addition of a new paint line. In addition, the Company completed a new mould and front-end module assembly facility in Hanover, Germany, named Modultec, a new mould and front-end module assembly facility in Poznan, Poland, named Formatex, a new front-end module facility in Graz, Austria, and took over a front-end module assembly and sequencing facility in Belgium and established a new design and engineering facility in the Czech Republic.

DECOMA'S BUSINESS AND STRATEGY

Automotive Industry Overview

The Company's sales are primarily to automotive OEMs operating in North America and Europe. These automotive markets have been subject to a number of major developments in recent years, which are discussed below.

          OEM/Supplier Relationship

Historically, virtually all North American and European suppliers manufactured and shipped parts to OEMs in accordance with design and engineering specifications supplied by the OEMs. At the same time, the OEMs generally purchased the same or similar parts from several suppliers, obtained a substan-

tial number of parts from their own affiliated parts manufacturers and performed a significant portion of vehicle sub-assembly in-house. In addition, all of the design and vehicle quality control testing functions were largely performed by the OEMs themselves. In order to reduce costs and improve the quality of their products, North American and European OEMs have increasingly sought to deal with fewer suppliers that can deliver large portions of a vehicle in regions around the world and to involve those suppliers at an increasingly earlier stage of the design and engineering of vehicles. The OEMs now generally expect their Tier 1 suppliers to participate in or lead the design and engineering function of large complex assemblies and modules and to assume full responsibility for the quality of products supplied by them. This responsibility requires that Tier 1 suppliers now manage the complete supply chain, including manufacturers who supply the Tier 1 supplier. In addition to pushing these requirements down to the Tier 1 level, the OEMs have become more aggressive in pursuing year-over-year cost reduction targets.

These trends, in combination, have led to fewer Tier 1 suppliers. Most Tier 1 suppliers must now have a full range of capabilities in all areas of their businesses, which requires a significant initial investment in capital equipment and human resources. Only those Tier 1 suppliers that possess sufficient financial, design, technical, engineering and manufacturing resources will be able to survive and prosper in the increasingly demanding OEM supply environment.

As indicated, this change in the relationship between the OEMs and their suppliers has been the result of a trend for OEMs to outsource more of the components, assemblies, modules and complete systems which were previously manufactured by the OEMs themselves. The extent of OEM outsourcing from time to time is dependent on a number of factors, including the cost, quality and timeliness of external production relative to in-house production by OEMs, technological capabilities, the degree of unutilized labour capacity in the manufacturing facilities of the OEMs, OEM collective bargaining agreements and OEM labour relations.

To maintain their Tier 1 status for the design and manufacture of components, assemblies, modules and systems, suppliers such as the Company may have to make substantial investments in new production facilities or expand established facilities. This trend has also led to increasing reliance by Tier 1 suppliers on external Tier 2 and Tier 3 suppliers for the manufacture and supply of certain parts which were previously supplied directly to the OEMs. This development places increased importance on a Tier 1 supplier's ability to manage product programs which involve a wide variety of parts manufactured by a number of sub-suppliers.

          Increased Globalization and OEM Consolidation

Over the past several years, increased globalization and competition within the automotive industry has had a significant impact on how OEMs conduct their businesses. During this period, a number of OEMs have significantly enhanced the size and scope of their operations by executing merger and/or acquisition strategies and forming alliances and/or partnerships. OEM globalization has been fuelled by, among other things, the need to realize economies of scale to absorb increasing product development costs, the expansion of "free trade zones" between major trading partners in North America, Europe and other regions of the world, the development of markets in Asia and Latin America and the development of free market economies in Eastern Europe.

Globalization has led the OEMs to develop and produce vehicles which use substantially the same manufacturing platform in a number of different markets. This trend encourages the OEMs to use, wherever practicable, the same supplier internationally for common components, modules, assemblies and systems, requiring Tier 1 suppliers to develop a full range of capabilities including design and engineering, manufacturing, and sales and program management support on a global basis. This development, when coupled with the "just-in-time" manufacturing practices of the industry as a whole, has placed increasing pressure on the Tier 1 suppliers to establish manufacturing plants in close proximity to the manufacturing facilities of their OEM customers.

          Increased Use of Plastics

The combined pressures of cost reduction, fuel economy, design flexibility and environmental concerns have caused OEMs to concentrate their efforts on developing and employing lower cost, lighter materials which can be recycled. As a result, the plastic content in cars and light trucks has continued to grow over the past decade. Innovations in raw materials, equipment, moulding and painting technologies, have improved the cost, performance and appearance of moulded plastic components and have led to the common use of plastics and plastic composites in fascias and other exterior components. In addition, plastic components generally require less expensive tooling and offer greater styling flexibility to the OEM designers as compared to similar steel components. These factors together have led to an increase in plastic content in cars and light trucks. In Europe, a prime example of this trend is the advent of "city cars" which the European OEMs have developed and produced. These small vehicles employ a high percentage of plastic components and modules in order to help produce a lightweight, fuel-efficient vehicle. As the use of plastics and plastic composites in passenger vehicles continues to evolve and mature, the styling of light trucks in North America has recently begun to parallel that of passenger vehicles as OEMs look for new ways to differentiate their products from their competitors in this increasingly competitive market area. The current heavy chrome plated steel bumpers of numerous light trucks are increasingly being replaced with much lighter plastic fascia systems. The heightened use of plastics in both North America and Europe represents a potential area for significant growth for enterprises such as the Company which possess strong capabilities in plastic materials development, product development, styling and processing expertise.

          Product Development Strategies

The ability of OEMs to offer new or differentiated products to their customers in a timely manner is an important means by which OEMs preserve and increase market share.

To achieve this end, the OEMs have three principal options available to them. The first is the development of completely new vehicles. Although advances in design and engineering have significantly reduced new vehicle development cycles, this process remains extremely costly. The second strategy involves altering certain appearance attributes of existing vehicles to achieve vehicle "facelifts" or "re-skins". The third involves the development of niche vehicles, whereby a distinctive new model is generated from an existing manufacturing platform to accommodate a different market segment or segments.

Although each of these strategies provides opportunities to the Company, the latter two fall directly in line with the Company's product capabilities as plastic components offer the OEMs the widest range of styling alternatives to differentiate the exterior appearance of vehicles.

          Pricing Concessions and Cost Absorptions

Increased competition amongst OEMs, particularly in North America, has resulted in increased pressure on the OEM supply base to provide pricing concessions and to absorb costs that in the past had been recovered from the OEMs. Vehicle pricing has generally remained steady or declined in recent years and a wide array of purchasing and leasing incentive programs have been introduced as OEMs adopt aggressive strategies to protect and increase their market share. These factors have resulted in increased financial pressure being placed on the OEM supply base. Suppliers' ability to provide price concessions and to absorb added costs will in large part be dependent on their ability to offset such costs with productivity improvements. Such pressures have also resulted in increasing emphasis on low cost labour markets where commodity-pricing advantages can be achieved. Regions such as China, Korea and India are all attracting increased attention and investment as both OEMs and their suppliers look for new opportunities to reduce costs.

Business Strategy

The Company possesses one of the widest ranges of products, processes and manufacturing capabilities and one of the most diverse customer bases of any company in the automotive exterior supply industry. The Company has developed a business strategy which capitalizes on these strengths in order to enhance its current position as an industry leader and achieve continued long-term profitable growth. The key elements of this strategy are:

          Increase Market Share in Existing Geographic Markets and Product Areas

The Company will continue its efforts to expand its market share within its existing geographic markets and product areas. The Company's strategy in this area takes into account current market share and product offering differences between its North American and European market segments.

          North America

In North America, the Company has a leading market share within its core fascia product offerings and is among the market leaders in its other core products. The Company's strategic initiatives within this market segment are focused on preserving its existing margins and capitalizing on current trends which expand the overall size of this market. Examples of these trends are: the modularization of existing product offerings, the ongoing conversion of metal truck bumpers to plastic fascias, the introduction of exterior integration programs, the further use of plastics in the truck fender product area and a shift in OEM production capacity to the southern United States. In addition, the Company intends to leverage its enhanced European customer relationships to secure new production contracts with the North American operations of these customers and will continue to focus on commercializing recently developed and acquired products in order to supplement and enhance its overall product offerings.

          Modularization

Since the mid-1980's, OEMs have continued their efforts to simplify their manufacturing processes through the use of modular manufacturing techniques which incorporate a number of related parts and components into a single modular unit. This trend towards modularization creates an opportunity to increase content per vehicle for suppliers such as the Company which possess the resources and capability to coordinate the design, manufacture, integration and assembly of a large number of individual parts and components into a single modular assembly. A principal example of modular systems within the Company's product areas are front and rear end modules, which may combine fascias with a number of related components such as energy absorbers, grilles, lighting, electrical systems and cooling systems into one manufactured module for assembly. Modular manufacturing is currently more advanced in Europe than in North America. The Company is utilizing the resident expertise and the recent significant modular product awards of its European operations to accelerate the implementation of modular-based manufacturing in the North American marketplace.

          Metal to Plastics Conversion

In conjunction with OEMs' ongoing efforts to develop lower cost and lighter weight materials that meet regulatory requirements, the trend towards the conversion of metal truck bumpers to plastic fascias is well underway. In a related trend, OEMs are also increasing the use of plastic for products such as fenders, pick-up boxes and running boards for light trucks and SUVs for weight savings and styling purposes. As a result of its demonstrated plastics expertise, the Company is actively involved in the initial design, engineering and development stages of a number of these programs. Management believes that this involvement at such an early stage of product development affords the Company a significant competitive advantage in influencing customer sourcing decisions.

          Exterior Integration

OEMs have recently begun to assign overall responsibility for integrating the design, engineering and manufacturing of large groupings of related parts and components on a single vehicle to a single Tier 1 supplier in order to reduce vehicle development costs and improves vehicle quality. The Company has successfully completed a number of programs of this nature and is working on securing new integration contracts. These contracts require the Company to be responsible for managing the design, development and final systems assembly for a significant portion of the exterior of the applicable vehicles for which it will also manufacture certain parts. Management believes that programs of this type should generate significant opportunities to secure value-added applications for the Company's existing products while also providing opportunities to enter new product areas.

          Customer Relationships

The Company is capitalizing on its customer relationships with European-based OEMs to gain new business opportunities within the North American operations of these customers. The recent expansion of its European customer base has provided the Company with a better opportunity to interact with these operations and to provide relatively seamless design, engineering and manufacturing services internationally. A principal example of this development is the Company's new Decostar facility which has been constructed in the southern United States to supply recently awarded Mercedes Benz programs. See "Recent Developments - New Operating Facilities".

The Company is also focused on growing and expanding its relationship with Asian OEMs. To this end, additional sales and engineering resources have been dedicated to those accounts and the Company has expanded its sales and engineering office in Japan to coordinate these efforts.

          Commercialization of Recent Product Developments

The Company is actively pursuing additional business opportunities for its recently patented window surround module product. This module combines a number of components (that were previously manufactured and installed independently) into a single unit, thereby enhancing installation fit and reducing the potential for noise and moisture leakage (traditionally areas of significant concern to OEMs). The Company has also recently been awarded new business for its greenhouse and sealing systems products which utilize advances in thermoplastic vulcanized materials. Additionally, the Company recently launched its new plastic chrome plating facility and is actively pursuing additional business opportunities in this product area.

          Preserving Profitability

The Company, like all Tier 1 suppliers, experiences pressure from its customers for price concessions and givebacks which may reduce profit margins. To offset this pressure, the Company has developed and continues to actively support employee-based programs aimed at rewarding cost reduction efforts and innovation ideas. The Company's long standing "Winning Teams" continuous improvement program, "Ideas in Motion" innovation initiative and Six Sigma program have been very successful in generating significant efficiency gains and cost savings. Savings associated with these programs have been important factors in the Company's ability to maintain the profitability levels of its existing businesses. The Company has also recently increased its emphasis on supplier management programs to ensure productivity and efficiency gains are implemented throughout the Company's supply base.

          Europe

In Europe, in addition to capitalizing on the industry trends and product developments similar to those noted above for North America, the Company is focused on successfully launching a significant amount of new business and related facilities, improving operating efficiencies at all divisions, increasing profitability and its market share in core product areas and on expanding its current European product offering to correspond with that of its North American operations.

          Launching New Programs

During 2003, the Company's European operations were awarded a significant amount of new business. Examples of major programs awarded or launched during 2003 include the VW Transit Van and A5 (Golf) vehicle programs and the Mercedes Benz E Class 4 Matic program. To accommodate this new business, the Company has undertaken several new facility upgrades and expansions as detailed under "Recent Developments - New Operating Facilities" above. The successful launch of these facilities and programs remains a significant focus of European management.

          Improving Operating Efficiencies

Additional resources have been added at both the group and divisional levels of the Company's European operations to focus on the implementation of efficiency improvements and best practices. As well, supply practices are being coordinated with the Company's North American operations to ensure that purchasing and supply efficiencies are maximized.

          Increase Market Share

The Company's European market share in its core product areas is significantly lower than that of its North American operations. However, the Company believes that the presence of its European manufacturing facilities will enable it to leverage new business awards from the European operations of its traditional North American customers. As well, the Company is focusing on growing its existing business with its European customer base and on expanding upon its position as a leading module supplier in Europe.

          Expand Product Offering

The Company is also reviewing opportunities and methods of expanding and strengthening its European product offerings by introducing in Europe certain metal exterior trim products and chrome plating processes which it currently offers in North America. The Company's expanded European manufacturing base also strengthens its competitive advantage by enabling the Company to offer its customers a broader range of production and logistics combinations and solutions.

          Expand into New Geographic Markets

OEM suppliers with an international presence that can demonstrate the ability to design, engineer, program manage and manufacture on a "just-in-time" basis are likely to be awarded an increasing share of OEM business. The Company believes that its North American and European manufacturing base places it in an excellent position to identify and pursue new international business opportunities.

In Europe, the Company continues to review geographic expansion opportunities in France, Spain and eastern Europe. The Company recently completed a new mould and assembly facility in Poznan, Poland. Management believes that each of these geographic areas offers significant future market growth potential for the Company.

In North America, the Company has expanded into the southern United States and continues to consider the possibility of expansion into other regions of the United States in order to accommodate the potential award of new programs.

In South America, the Company continues to monitor the recovery of the Brazilian economy and the requirements of its customers in this area.

In Asia, the Company continues to work closely with the Japanese OEMs through its engineering centre to enhance its business with their North American and European manufacturing operations. The Company is also in the process of evaluating sourcing opportunities in emerging markets such as China, Korea and India.

          Develop New Product Areas

The Company's reputation as an industry leader in automotive exterior plastics applications is in large part the product of its proven track record of developing innovative new products and technologies. Management believes that the Company's ability to develop new technologies, products and manufacturing processes and the Company's recently enhanced engineering and design capabilities will be key factors in the Company's continued success. The Company's past development activities have resulted in a number of commercial successes, including the offering of plastic body panels, energy absorbers, roof modules, thin wall fascias, running boards, tonneau covers and window surrounds. The Company's European operations strengthen this competency in product development. Recent advances in products such as front and rear quarter fenders, hoods and roof modules have enhanced the Company's industry leading position in emerging product areas such as the "city car" vehicle segment developed for the European market. For details about the Company's product and process development, see "Decoma's Business and Strategy - Technology". With the recent additions of both Autosystems and the OE exterior lighting operations of FM, the Company has added lighting products to its overall product offering. The addition of exterior lighting products will also enhance and support the Company's modular capabilities.

          Strategic Acquisitions

From time to time, the Company reviews and evaluates acquisition opportunities that may meet the Company's financial and strategic objectives. The recent Autosystems and FM Lighting Business acquisitions represent examples of where the Company has been able to augment and strengthen its operations by acquiring additional assets and businesses at attractive prices. The Company anticipates additional acquisition opportunities will arise as a result of continued economic pressures and consolidation in the automotive supply base.

Policies

Decoma has adopted and is guided by the organizational and operating policies and principles contained in its Corporate Constitution. The Corporate Constitution is modelled on and embodies the unique organizational and operating policies and principles developed by Magna. Management believes that these policies and principles have contributed significantly to the overall success of the Company. For a more complete description of the Corporate Constitution, see "Corporate Constitution".

Operations and Products

The Company manufactures and sells automotive exterior components and systems primarily to North American and European OEMs. The Company's main product segments are:
>	Front and rear end fascia components, systems and modules (including exterior lighting);
>	Exterior trim components and systems;
>	Plastic body panels; and
>	Greenhouse and sealing systems.

Within these groupings, the Company possesses a full range of manufacturing capabilities to produce tools and moulds to support parts production and for sale to third parties. The Company uses moulding technologies such as thermal plastic injection, low stress acrylic injection, reaction injection and structural reaction injection moulding. The Company also employs a number of finishing processes, including painting, e-coating, plating, anodizing, metalization and hard coating. In addition to its principal manufacturing operations, the Company designs, engineers, manufactures, assembles and installs spoilers, rocker panels, splash guards and air dams. In this product area, the Company also performs in-line vehicle system assembly work primarily for GM and DaimlerChrysler's specialty vehicle production programs.

The Company's fixed asset additions have totalled $177.9 million for Calendar 2003, $99.9 million for Calendar 2002 and $68.5 million for Calendar 2001.

Technology

The Company emphasizes technological development and has a policy, embodied in the Corporate Constitution, to allocate a minimum of 7% of its Pre-Tax Profits (as defined in the Corporate Constitution) for each fiscal year to research and development during such fiscal year or the next succeeding fiscal year. See "Corporate Constitution - Required Allocations - Research and Development".

          Research and Development

The Company's development activities in the past have resulted in improved components, assemblies, equipment, tools and operating processes as well as various proprietary technologies. Examples of products employing proprietary technologies which have been developed by the Company include plastic body panels, energy absorbers, roof modules, thin wall fascias, running boards, tonneau covers and window surrounds.

Applied product development is also carried on at certain of the Company's plants and research and development/engineering facilities. Computer assisted design ("CAD") systems are used both to develop products and to communicate with the CAD systems of OEMs.

          Intellectual Property Rights

Patents and copyrights used in the course of the Company's manufacturing business are owned by the Company. Certain of the trademarks (including the trademarks "Decoma" and "Magna") utilized by the Company are licensed by it from Magna pursuant to the terms of the Affiliation Agreement. See "Relationship with Magna". While in the aggregate such intellectual property rights are considered important by management, the Company does not believe that the loss or termination of any particular right would have a long-term material adverse effect on its business.

Engineering and Design

The Company's employees and sales representatives endeavour to become involved as early as possible in the OEMs' vehicle development programs and to develop components, modules or systems that either refine products currently produced by the Company or represent strategically important future product opportunities for the Company. It has been the Company's experience that early involvement by a supplier in the development cycle of a new vehicle model often leads to orders for commercial production of components, modules or systems. Such involvement may also include the placement of a dedicated engineering representative of the Company at the customer's technical development facility.

OEMs provide varying levels of engineering specifications to suppliers when sourcing parts, components, modules or systems. In some instances, the OEM will provide basic functional parameters and the supplier will be expected to take total responsibility for engineering and related technologies; this is known as a "black box" project or a "design-in" process. At the other extreme, the OEM may retain complete engineering control and require that the supplier manufacture the particular product to the OEM's detailed specifications. In between these two extremes are "grey box" projects, where the OEM provides functional and space parameters and certain specifications to the supplier, but the engineering responsibility remains a co-operative effort between the OEM and the supplier. "Black box" projects typically involve a greater initial investment by the Company in engineering and related costs and may, depending on the level of "value added" and other factors, yield a higher margin than other projects. The Company has been involved in a number of "black box" projects, including projects relating to complete front and rear end modules.

The Company recognizes that in order to remain a successful Tier 1 supplier, it must maintain its ability to provide complete engineering, development and testing capabilities. The Company currently maintains a design and engineering group employing over 300 professionals in engineering, research, development and test facilities in Canada, the United States, Europe and Japan. The Company's engineering staff at both the corporate and division levels use a variety of computer assisted designs and computer assisted manufacturing systems and work closely with production personnel in providing engineering support as required.

Program Management

The Company has developed its own program management system which management believes affords the Company a competitive advantage. The system employs a seven-phase process to manage OEMs' product programs from initial concept through to production and continuous improvement. The system ensures the use of cross-functional teams throughout the manufacturing process and incorporates all the advanced quality planning and continuous improvement requirements of QS 9000 (the automotive industry equivalent of ISO 9000) and of the North American, European and Japanese OEMs operating in North America and Europe. The use of the Company's program management system has contributed to the reduction of launch-related problems overall.

Customers

The Company's diverse customer base includes a majority of the OEMs operating in North America and Europe. The Company's three largest customers are Ford, GM and DaimlerChrysler, which accounted for 30%, 25% and 22% respectively, of the Company's consolidated sales in Calendar 2003.

Facilities

The Company operates each of its plants as an autonomous operating division. Each plant is a profit centre managed by a general manager with production expertise who has discretion, within guidelines established by the Board or by Corporate Management, to determine rates of pay, hours of work, sources of supply and contracts to be performed. Corporate Management establishes operating policies that are consistent with the guidelines established by the Board, provides co-ordinating and specialized assistance to the plants and operating groups, develops business opportunities and formulates strategic plans.

As at December 31, 2003, the Company had 49 manufacturing, engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium, England, France, Austria, Poland, the Czech Republic and Japan.

The Company's manufacturing facilities occupy, in the aggregrate, approximately 8.3 million square feet, of which approximately 30% are owned and the remainder are leased from Magna and other third parties. Such facilities range in size from 30,000 to over 500,000 square feet of floor space. As production has become more automated, the size and potential production volume of the typical plant has increased.

The Company is currently operating many of its manufacturing facilities on a multi-shift basis. Management believes that its existing and currently planned new facilities will be adequate to meet anticipated future production requirements at least through the end of 2004, although unanticipated new business opportunities may require the acquisition, construction or lease of additional facilities or the expansion of existing facilities.

Sales and Marketing

The Company sells its products to OEMs located in Canada through its sales office in southern Ontario. Sales to OEMs located in the United States and Mexico are co-ordinated through sales representatives in Detroit, Michigan. Sales to European OEMs are co-ordinated through its sales office in Altbach, Germany as well as strategic customer-based sites throughout Europe. The various internal operating divisions and subsidiaries of the OEMs normally initiate many of their own purchasing decisions and, accordingly, each OEM constitutes, in effect, several different purchasers. The Company's sales representatives work closely with operating divisions in their sales efforts.

Increasingly, the OEMs' criteria for supplier selection (in which each supplier facility is rated independently) include not only price, quality, reliability and responsiveness, but also certain full service capabilities, including design, engineering and project management support. Suppliers who receive superior ratings from an OEM customer in these areas are considered for new business, whereas those who do not obtain such ratings may continue their contracts, but are unlikely to be considered for new business. Although OEMs are not contractually committed to using a particular manufacturer to supply a product throughout the time the product is required by the OEM, it has been the Company's experience that once a commercial production order for a component, assembly, module or system for a particular vehicle model has been obtained by the Company, that product will generally continue to be produced by the Company throughout the entire time such component, assembly, module or system is required by the OEM for that vehicle model.

Production programs are also obtained by the Company on a "take-over" basis. These programs are typically already in production at OEM facilities or the facilities of competitors of the Company and, based on a combination of the incumbent supplier's difficulties and the Company's proven performance capabilities, re-sourced to the Company for production at its facilities.

The Company typically receives a purchase order to produce a particular product for one or more model years. However, firm orders are usually created only when the Company receives releases under such purchase orders, authorizing the Company to produce and deliver specific quantities of the product throughout the various production phases. Such releases are issued for planning, raw material acquisition and production purposes over varying periods in advance of anticipated delivery dates. Once the Company receives a purchase order from an OEM, the actual volume of components, assemblies, modules or systems produced under the purchase order in any given fiscal year is dependent upon the actual number of vehicles produced by the OEM into which the product is to be incorporated.

Human Resources

          Employees

As at December 31, 2003, the Company employed approximately 15,000 people, of whom approximately 6,700 are employed in Canada, approximately 2,500 are employed in the United States, approximately 1,500 are employed in Mexico and approximately 4,300 are employed in Europe. The Company places a high priority on maintaining good relations with its employees and believes that it has been successful in this regard. The Company is not party to a collective bargaining agreement with any of its employees in North America, except the production employees of Decoplas and Litetek in Mexico. Certain of the Company's European operations located in England, Germany and Belgium are also unionized, with varying levels of union membership at each particular location.

Decoma has adopted Magna's Employee Charter of Rights (the "Employee Charter") which formalizes its commitment to the fair treatment of employees, safe and healthy workplaces, competitiveness of wages and benefits, employee ownership and profit sharing, and open communications. Decoma believes that providing employees with a safe and pleasant working environment is an important factor in maintaining labour productivity and goodwill in order to produce quality products.

          Employee Equity Participation and Profit Sharing Program

Commencing August 1, 1998, Decoma adopted an employee equity participation and profit sharing program separate from Magna (the "Decoma EPSP") to foster participation by employees in profits and share ownership of Decoma. Under Decoma's Corporate Constitution, 10% of Employee Pre-Tax Profits Before Profit Sharing for each fiscal year is required to be allocated to the Decoma EPSP. The Decoma EPSP consists of a deferred profit sharing plan (collectively the "Decoma DPSP") and a cash distribution to the Company's eligible employees. All Canadian and United States eligible employees of the Company, together with the employees of the Company's facilities located in the United Kingdom, Germany and Austria, other than employees whose compensation includes direct profit participation or who otherwise fail to meet the qualification requirements, are participants in the Decoma DPSP ("Participating Employees"), which invests primarily in Class A Subordinate Voting Shares of Decoma. The Company's Mexican employees participate in statutory profit sharing and are therefore not included in the Decoma EPSP. At this time, the Company's Belgian employees are not included in the Decoma DPSP due to the unfavourable tax treatment of employee profit-sharing distributions under current Belgian tax legislation. On retirement, and in certain other limited situations, Participating Employees in the Decoma DPSP generally receive a cash payout of their respective DPSP units, the value of which is related in large part, to the then market value of the Class A Subordinate Voting Shares held by the Decoma DPSP. The Company's Participating Employees continue to participate in Magna's group 401K plan in the United States and Magna's Canadian group registered retirement savings plan under which payroll-deducted contributions by qualifying employees (other than Participating Pension Plan Employees) are partially matched by the Company. See "Corporate Constitution - Required Allocations - Decoma EPSP".

Effective January 1, 2001, Decoma implemented a defined benefit pension plan option for its Canadian and United States employees as part of the overall Decoma EPSP. Under this option, current employees were given the option of converting a portion of their Decoma EPSP profit allocation into a defined pension benefit component, and new employees who joined the Company on or after May 15, 2001, were and will continue to be given the option to participate in the new pension plan. Those employees who choose not to participate in the new pension plan will continue to receive their Decoma EPSP profit allocation in the form of a 7% contribution to the Decoma DPSP and a 3% cash distribution. Those eligible employees who elect to participate in the new pension plan ("Participating Pension Plan Employees") will have 4% of Employee Pre-Tax Profits Before Profit Sharing contributed to the Decoma DPSP and will receive a 2% cash distribution. The balance of the allocation of Employee Pre-Tax Profits Before Profit Sharing for Participating Pension Plan Employees will be applied to satisfy Decoma's obligations under the defined benefit pension plan or applicable law.

          Management Incentive Compensation

Decoma believes that direct profit participation motivates its key employees. Accordingly, employees who have senior operational or corporate responsibilities, in addition to members of Corporate Management, receive remuneration consisting of a base salary and an incentive bonus generally tied to financial performance. As at December 31, 2003, approximately 77 employees of the Company, including members of Corporate Management, were remunerated in this way. These individuals do not participate in the Decoma EPSP or the 401K plan or group registered retirement savings plan noted above.

The Corporate Constitution provides that aggregate incentive bonuses paid or payable to Corporate Management in respect of any fiscal year shall not exceed 6% of Pre-Tax Profits Before Profit Sharing for such year. See "Corporate Constitution - Required Allocations - Incentive Bonuses".

Co-owned Ventures

          Bestop

Bestop, Inc. ("Bestop") is a leading North America Tier 1 supplier of fabric tops, related framing systems and accessories for OEM and aftermarket applications (principally for SUVs). Bestop supplies its OEM customers from a manufacturing facility located in the State of Colorado. A second facility, located in the State of Georgia, was closed during 2002 in connection with a consolidation of Bestop's operations. Manufacturing processes utilized by Bestop include fabric cutting and sewing, clear polyvinyl chloride cutting, metal fabricating and welding.

Decoma's investment in Bestop was subject to a shareholders' agreement between Decoma, which holds a 40% equity interest in Bestop, and Magna, which holds the remaining 60% equity interest (the "Bestop Shareholders' Agreement"). Although the Bestop Shareholders' Agreement expired on December 7, 2002, under the terms of the agreement, Magna's right of first refusal in respect of any proposed sale by Decoma to a third party of all or a portion of its equity interest in Bestop survived the agreement's expiration.

          Modular Automotive Systems

Under the United States federal government procurement guidelines, American OEMs are encouraged to increase the volume of products which they purchase from suppliers that are owned or controlled by visible ethnic minorities. Pursuant to these initiatives, Modular Automotive Systems, LLC ("MAS") was formed in May 2000. MAS is a Michigan-based minority controlled sequencing and sub-assembly operation, and was formed to qualify as, and has received certification as, a minority business enterprise under the certification guidelines of Michigan Minority Business Development Council. In accordance with minority certification guidelines, Decoma International of America, Inc. holds a 40% minority interest in the venture, with its majority partner, Hollingsworth Logistics Group, LLC ("Hollingsworth"), holding and maintaining both majority ownership and management control of MAS. The venture provides sequencing and sub-assembly services to a number of OEM customers on a minority credit basis. The business and affairs of this enterprise are operated and managed pursuant to the terms of a Limited Liability Company Agreement among Decoma International of America, Inc., Hollingsworth and MAS.

ANNUAL FINANCIAL INFORMATION

Please refer to the section entitled "Other Selected Financial Information" in "Management's Discussion and Analysis of Results of Operations and Financial Position" on page 30 of Decoma's Annual Report for the year ended December 31, 2003, which is incorporated by reference into this Annual Information Form.

DIVIDENDS

Holders of the Class A Subordinate Voting Shares and the Class B Shares are entitled to receive such dividends as may be declared by the Board on a pro-rata basis, subject to the preferential rights attaching to the Convertible Series Preferred Shares and to any other shares of the Company ranking in priority to the Class A Subordinate Voting Shares and the Class B Shares.

Subject to applicable law, the Company will pay dividends on its Convertible Series Preferred Shares, Class A Subordinate Voting Shares and Class B Shares in accordance with its Articles and the Corporate Constitution, as determined by the Board. See "Corporate Constitution - Required Allocations - Dividends".

Effective January 1, 2001, dividends are declared and paid in U.S. dollars, except that shareholders having addresses of record in Canada are paid the equivalent in Canadian dollars (based on the Noon Buying Rate on the dividend record date). Dividends declared and paid per outstanding Class A Subordinate Voting and Class B Share were as follows:

For the period	Per share amount
Three months ended April 30, 1998	Cdn$0.03
Three months ended July 31, 1998	Cdn$0.03
Three months ended October 31, 1998	Cdn$0.03
Three months ended January 31, 1999	Cdn$0.05
Three months ended April 30, 1999	Cdn$0.05
Three months ended July 31, 1999	Cdn$0.05
Three months ended October 31, 1999	Cdn$0.05
Three months ended January 31, 2000	Cdn$0.05
Three months ended April 30, 2000	Cdn$0.06
Three months ended July 31, 2000	Cdn$0.06
Three months ended October 31, 2000	Cdn$0.06
Two months ended December 31, 2000	$0.03
Three months ended March 31, 2001	$0.05
Three months ended June 30, 2001	$0.05
Three months ended September 30, 2001	$0.05
Three months ended December 31, 2001	$0.05
Three months ended March 31, 2002	$0.05
Three months ended June 30, 2002	$0.05
Three months ended September 30, 2002	$0.06
Three months ended December 31, 2002	$0.06
Three months ended March 31, 2003	$0.06
Three months ended June 30, 2003	$0.07
Three months ended September 30, 2003	$0.07
Three months ended December 31, 2003	$0.07

MANAGEMENT'S DISCUSSION AND ANALYSIS

Please refer to "Management's Discussion and Analysis of Results of Operations and Financial Position", contained in pages 15 to 34 of Decoma's Annual Report for the year ended December 31, 2003, which is incorporated by reference into this Annual Information Form.

RELATIONSHIP WITH MAGNA

Magna, which is incorporated under the laws of Ontario, is a public company, the shares of which are traded on The TSX and The New York Stock Exchange.

The Stronach Trust controls Magna through the right to direct the votes attaching to the Class B Shares of Magna, which carry a majority of the votes attaching to the outstanding voting shares of Magna. Frank Stronach, the founder, a director and Chairman of the Board of Directors of Magna, together with three other members of his family including Belinda Stronach, a former director and former Chairman of the Board of Directors of Decoma, are the trustees of the Stronach Trust. Mr. Stronach and Ms. Stronach are also members of the class of potential beneficiaries of the Stronach Trust.

Control of Decoma

Magna is able to elect all the directors of Decoma and is able to cause or prevent a change in control of Decoma. Therefore, Magna's nominees on the Board are able to cause Decoma to effect certain corporate transactions without the consent of Decoma's minority shareholders and to control the amount and the timing of dividends, subject in each case to the Corporate Constitution and applicable law. The Corporate Constitution provides that a minimum of two directors shall be individuals who are not officers or employees of Decoma or any of its Affiliates (including Magna), or directors of any of Decoma's Affiliates (including Magna), or persons related to any such officers, employees or directors and that a majority of Decoma's directors shall be individuals who are not officers or employees of Decoma or individuals related to such persons. See "Corporate Constitution - Board of Directors". Policies of applicable Canadian securities regulatory authorities also recommend that issuers involved in a "related party transaction" have such transaction approved by a special committee of directors, consisting only of directors who are independent of the interested party and, in certain circumstances, that an independent valuation and the approval of such transaction by a majority of disinterested shareholders be obtained. Decoma has in the past, and will in the future, constitute such a special committee of directors in appropriate circumstances and comply with such other requirements as may be imposed under applicable law.

Affiliation Agreement

Decoma is party to an Affiliation Agreement with Magna that provides for the payment by Decoma of an Affiliation Fee.

On June 25, 2002, Decoma entered into an agreement with Magna to amend the terms of the Affiliation Agreement. The amended agreement, which became effective August 1, 2002, provides for a term of nine years and five months, expiring on December 31, 2011, and thereafter is renewable on a year-to-year basis at the parties' option.

The Affiliation Agreement as amended provides Decoma with, amongst other things, certain trademark rights, access to Magna's management and to its operating principles and policies, internal audit services, Tier 1 development assistance, global expansion assistance, vehicle system integration and modular product strategy assistance and sharing of best practices in areas such as new management techniques, employee benefits and programs, marketing and technology development initiatives.

Affiliation Fees payable under the amended agreement were reduced to 1% of Decoma's consolidated net sales (as defined in the agreement) from the 1.5% that previously applied. In addition, the amended agreement provides for a fee holiday on 100% of consolidated net sales derived from future business acquisitions in the calendar year of the acquisition and 50% of consolidated net sales derived from future business acquisitions in the first calendar year following the year of acquisition. The amended agreement also provides Decoma with a credit of 0.25% of Decoma's consolidated net sales for the period from January 1, 2002 to July 31, 2002 and a credit equal to 1.5% of 2001 consolidated net sales derived from the 2001 acquisition of Autosystems and 50% of 1.25% of January 1, 2002 to July 31, 2002 consolidated net sales derived from Autosystems.

Other Arrangements with Magna

The Company pays Magna a social fee based on a specified percentage of consolidated pre-tax profits. Such fee represents a contribution to social and charitable programs coordinated by Magna on behalf of Magna and its affiliated companies, including Decoma. Decoma's corporate constitution specifies that the Company will allocate a maximum of 2% of its profit before tax to support social and charitable activities.

Magna also provides certain management and administrative services to the Company, including specialized legal, environmental, immigration, administrative, tax, treasury, information systems (including wide area network infrastructure and support services) and employee relations services (including administration of Decoma's EEPPP), in return for a specific amount negotiated between the Company and Magna which includes an allocated share of the facility and overhead costs dedicated to providing these services. The Company is currently in discussions with Magna with respect to a formal agreement detailing these arrangements.

Potential Conflicts of Interest

Decoma has entered into various transactions with Magna, including the Global Exteriors Transaction, the Affiliation Agreement, the leasing of certain land and buildings and the borrowings described under "Relationship with Magna - Convertible Series Preferred Shares and Advances". Decoma and Magna may enter into additional transactions in the future the terms of which will be determined by negotiation at such time, and will, where required by applicable law or in other appropriate circumstances, be subject to review by a special committee comprised of independent members of the Board. There can be no assurance that transactions between Decoma and Magna have been or will be on the same terms as could be obtained from independent third parties.

In certain cases, the interests of Magna may not be the same as those of the other holders of Decoma's shares, and conflicts of interest may arise. While holders of Class A Subordinate Voting Shares and Magna, as the sole holder of the Class B Shares, will receive dividends equally share-for-share, Magna will also receive preferential non-cumulative cash dividends as the holder of the Convertible Series Preferred Shares, payments under the Affiliation Agreement and repayment of advances made by Magna to the Company.

As a result of the Global Exteriors Transaction, Decoma now owns all of the interests of the Magna group of companies involved in the Company's principal lines of business, with the exception of the facility operated by Magna in Juiz de Fora, Brazil. However, to the extent that Magna or Decoma develop new products or processes or enter into new businesses or geographic markets, competition between Decoma and Magna may result. There is no agreement between Magna and Decoma to deal with potential conflicts of interest between the parties that may arise as a result of such competition or the allocation of corporate opportunities between the parties in the event of a conflict. Decoma and Magna believe that such opportunities are most appropriately reviewed and dealt with on a case-by-case basis after considering all relevant issues, including but not limited to, the cost effective allocation of available resources, the availability of production capacity and the requests of customers. It is possible however that, after a review of the relevant issues, corporate opportunities may be allocated to Magna rather than to Decoma. To the extent that such opportunities are significant, Decoma's financial prospects would be adversely affected.

Convertible Series Preferred Shares and Advances

Magna is a lender to the Company and is the sole shareholder of the Convertible Series Preferred Shares.

Registration Rights Agreement

Decoma and Magna are parties to a registration rights agreement dated January 5, 2001 (the "Registration Rights Agreement"). The Registration Rights Agreement provides that, upon Magna's request, Decoma will register or qualify Class A Subordinate Voting Shares held by Magna under United States securities laws and/or Canadian securities laws in order to facilitate the sale of such shares. The Registration Rights Agreement restricts the number of times registration may be required to a total of four. The Registration Rights Agreement also provides Magna with certain "piggy-back" rights to have Class A Subordinate Voting Shares registered or qualified, including when Decoma effects a treasury offering of its shares. In addition, if at any time following January 1, 2004 Decoma effects a treasury offering of Class A Subordinate Voting Shares, Magna may require that up to 35% of the shares offered be Class A

Subordinate Voting Shares owned by Magna.

Magna's registration rights commenced following Decoma's treasury offering in June of 2001. Magna will bear all underwriters' commissions and discounts associated with any shares it sells, however Decoma will bear the expenses (other than underwriters' commissions and discounts) associated with registrations effected under the agreement.

DIRECTORS AND EXECUTIVE OFFICERS

The name, municipality of residence, positions with Decoma and principal occupation of each of the directors and executive officers of Decoma are as follows:
Name and Municipality of Residence	Director Since	Other Positions and Offices Presently Held with Decoma	Principal Occupation

Siegfried Wolf Weikersdorf, Austria	April 2, 2002	Chairman of the Board	Executive Vice-Chairman, Magna International Inc.
Neil G. Davis (2) Brampton, Ontario	April 16, 2001	None	Partner, Davis Webb Schulze & Moon LLP (barristers & solicitors)
Robert J. Fuller (3) Toronto, Ontario	March 2, 1998	None	Partner, Miller Thomson LLP (barristers & solicitors)
Vincent J. Galifi (2) Woodbridge, Ontario	February 25, 2004	None	Executive Vice-President and Chief Financial Officer of Magna
Jennifer J. Jackson (1)(3) Toronto, Ontario	March 2, 1998	None	President, Berger Jackson Capital Services, Inc. (private investment fund)
Frank E. Macher (1) (2) (4) Ann Arbor, Michigan	January 6, 1999	None	former Chairman of the Board and Chief Executive Officer, Federal-Mogul Corporation (retired)
John T. Mayberry (1) Burlington, Ontario	March 2, 1998	None	former Chair of the Board and Chief Executive Officer, Dofasco Inc. (retired)
Alan J. Power (3) King City, Ontario	December 3, 1997	President and Chief Executive Officer	President and Chief Executive Officer of Decoma
R. David Benson Toronto, Ontario	-	Executive Vice-President, Secretary and General Counsel	Executive Vice-President, Secretary and General Counsel of Decoma
Douglas M. Harrison Newmarket, Ontario	-	Executive Vice-President, Planning and Corporate Development	Executive Vice-President, Planning and Corporate Development of Decoma
- 21 -
Name and Municipality of Residence	Director Since	Other Positions and Offices Presently Held with Decoma	Principal Occupation
Cont'd.
S. Randall Smallbone Burlington, Ontario	-	Executive Vice-President, Finance and Chief Financial Officer	Executive Vice-President, Finance and Chief Financial Officer of Decoma
Guy R. Jones Toronto, Ontario	-	Vice-President, Finance	Vice-President, Finance of Decoma
David M. Ongaro Mississauga, Ontario	-	Treasurer	Treasurer of Decoma

(1)	Member of the Audit Committee
(2)	Member of the Compensation and Corporate Governance Committee
(3)	Member of the Health and Safety and Environmental Committee
(4)	Lead Director

Each of the director and executive officers of Decoma has been engaged for more than five years in his or her present principal occupation or in other capacities with the company or organization (or predecessor thereof) in which he or she currently holds his or her principal occupation, except:
1.

Mr. Macher retired as Chairman and Chief Executive Officer of Federal-Mogul Corporation on January 11, 2004, having served as Chief Executive Officer since January 11, 2001 and Chairman since October 1, 2001. He served as President and Chief Executive Officer of ITT Automotive, Inc. from June 1997 to January 1999.

2.	Mr. Mayberry retired as Chair of the Board and Chief Executive Officer of Dofasco Inc. on May 2, 2003.
3.

Mr. Wolf is an Executive Vice-Chairman (since May 2002) and a director of Magna. He was a Vice-Chairman of Magna from March 1999 to February 2001 and from January 2002 to May 2002. Mr. Wolf was the President and Chief Executive Officer of Magna Steyr LLC from February 2001 to October 2002 and prior to that was President of Magna Europe from July 1995 to February 2001.

4.

Mr. Jones was appointed Vice-President, Financial Planning and Controller on March 1, 2001 and Vice-President, Finance effective December 30, 2001. Prior to that time, he served as Vice-President and Controller of Magna from December 1998.

All outside directors have been and will be granted options to purchase Class A Subordinate Voting Shares under Decoma's amended and restated incentive stock option plan effective upon their election as a director as well as upon the completion of every five year period of continuous service as a director.

All of the directors were elected to their present terms of office by the shareholders of Decoma at the annual meeting of shareholders held on May 5, 2003, with the exception of Mr. Galifi, who was appointed a director and a member and Chairman of the Compensation and Corporate Governance Committee at the meeting of the Board held on February 25, 2004, to fill the vacancy created by the resignation of Ms. Belinda Stronach as a member of the Board on January 20, 2004. Each director will hold office until the close of the next annual meeting of the shareholders of Decoma or until his or her resignation or removal in accordance with applicable law and Decoma's by-laws.

Failure by Decoma to meet the requirements of its Corporate Constitution relating to the payment of Required Dividends or the minimum return on stated capital will entitle the holders of the Class A Subordinate Voting Shares, as a class, to certain rights to elect directors, the exercise of which could result in changes in the composition of the Board as discussed below under "Corporate Constitution".

As noted above under the heading "Relationship with Magna", the directors and officers of Decoma as a group (14 persons) owned beneficially or exercised control or direction over 499,602 Class A Subordinate Voting Shares, or approximately 1% of the class, and none of the Class B Shares, as at March 25, 2004.

CORPORATE POLICIES

Decoma had adopted and practised for several years the organizational and operating policies and principles utilized by Magna for many years, certain of which have been embodied in the Corporate Constitution. The following description summarizes the principal features of the Corporate Constitution, which features cannot be amended or varied without the prior approval of the holders of the Class A Subordinate Voting Shares and the Class B Shares, each voting separately as a class.

Board of Directors

The Corporate Constitution provides that, unless otherwise approved by the holders of the Class A Subordinate Voting Shares and the Class B Shares, each voting separately as a class, a majority of the members of the Board shall be individuals who are not officers or employees of Decoma, nor persons related to such persons, and that a minimum of two directors shall be persons who are not officers or employees of Decoma or any of its Affiliates (including Magna), or directors of any of Decoma's Affiliates (including Magna), nor persons related to any such officers, employees or directors.

Affiliation Agreement

The Corporate Constitution provides that the Affiliation Agreement may not be amended to increase the annual Affiliation Fee payable to Magna without the prior approval of the holders of the outstanding Class A Subordinate Voting Shares and the Class B Shares, each voting separately as a class. See "Relationship with Magna".

Required Allocations

The Corporate Constitution requires that a significant portion of Pre-Tax Profits be distributed or used for certain purposes, as described below:

          Dividends

The Corporate Constitution provides that unless otherwise approved by ordinary resolution of the holders of the Class A Subordinate Voting Shares and Class B Shares each voting separately as a class, the holders of the Class A Subordinate Voting Shares and Class B Shares shall be entitled to receive and Decoma shall pay thereon as and when declared by the Board out of the moneys of Decoma properly applicable to the payment of dividends, non-cumulative dividends in respect of each Year so that the aggregate of the dividends paid or payable in respect of such Year by Decoma:
(a)	is equal to at least 10% of After-Tax Profits after providing for dividends on Decoma's preference or preferred shares, if any, for the Year; and,
In respect of all Years commencing after July 31, 2000, shall be at least equal to the greater of:
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(b)	the amount specified in the preceding subparagraph (a); and
(c)

an amount which, when added to the aggregate of such dividends paid in respect of two immediately preceding Years, equals 20% of the aggregate of the After-Tax Profits, after providing for dividends on Decoma's preference shares or preferred shares, if any, for the Year and the two immediately preceding Years.

Any such dividend shall be deemed to be paid in respect of the fiscal quarter immediately preceding the fiscal quarter in which such dividend is declared. However, the Board may specify that any dividend be deemed to be paid in respect of the fiscal quarter in which it is declared or in respect of any future quarter.

          Research and Development

The Corporate Constitution requires that a minimum of 7% of Pre-Tax Profits be allocated to research and development during each fiscal year or the immediately following fiscal year.

          Social Objectives

Pursuant to the Corporate Constitution, a maximum of 2% of Pre-Tax Profits in each fiscal year shall be allocated to the promotion of Social Objectives during such fiscal year or the immediately following fiscal year. Of such maximum of 2%, 1.5% of Pre-Tax Profits for any fiscal year is to be contributed to social and charitable programs coordinated by Magna or non-profit organizations on behalf of Magna and its affiliated companies, including Decoma.

          Decoma EPSP

The Corporate Constitution requires that 10% of Employee Pre-Tax Profits Before Profit Sharing for each fiscal year commencing August 1, 1999, be allocated to the Decoma EPSP and/or otherwise be distributed to the employees of Decoma or the employees of Decoma's Affiliates who do not participate in an Affiliate Employee Equity Participation and Profit Sharing Plan and who do not otherwise participate in the profits of the Company during such Year or the year immediately following such Year. Commencing on January 1, 2001, Decoma implemented a defined benefit pension plan option for its Canadian and United States employees as part of the overall Decoma EPSP. For those employees that participate in the pension plan, a portion of their profit allocation will be applied to satisfy Decoma's obligations under the plan or applicable law. See "Decoma's Business and Strategy - Human Resources".

        Incentive Bonuses

The Corporate Constitution provides that the incentive bonuses (which may be paid in cash or deferred for payment in future years or which may be paid in shares of Decoma) paid or payable to Corporate Management in respect of each fiscal year shall not, in the aggregate, exceed 6% of Pre-Tax Profits Before Profit Sharing for such fiscal year. Executive Management, with the approval of the Board or a duly appointed committee of the Board, has the right to allocate the amount to be paid to individuals within Corporate Management as well as to determine the timing and manner (whether cash or shares of Decoma or otherwise) of payment.

Authorized Share Capital
The Corporate Constitution provides that no resolution of Decoma purporting to:
(a) increase the maximum number of authorized shares of any class of shares of Decoma; or
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(b)

create a new class or series of shares having voting rights of whatever kind (other than on default of payment of dividends) or having rights to participate in the profits of Decoma in whatever manner (other than a class or series convertible into existing classes of shares or a class or series having a fixed dividend or a dividend determined without regard to profits), shall be effective unless, in addition to any other approval required by the OBCA, such resolution is approved by ordinary resolution of the holders of Class A Subordinate Voting Shares and Class B Shares, each voting separately as a class.

Where the Articles (including the Corporate Constitution) require the approval of the holders of the Class A Subordinate Voting Shares voting separately as a class, such approval must be given by a majority of the votes cast at a meeting of such holders other than the votes attaching to Class A Subordinate Voting Shares beneficially owned (directly or indirectly) by Magna or by any person who, by agreement, is acting jointly with Magna or over which Magna or any such person exercises direct or indirect control or direction. No such limitations would apply to any other holder of Class A Subordinate Voting Shares.

Business Investments

Except as otherwise approved by the holders of the Class A Subordinate Voting Shares and the Class B Shares, each voting separately as a class, the Corporate Constitution prohibits Decoma from making an investment in any Unrelated Business, where such investment, together with the aggregate of all other investments in Unrelated Businesses on the date of investment, exceeds 20% of Decoma's Available Equity at the end of the fiscal quarter immediately preceding the date of the investment.

MARKET FOR SECURITIES

The Class A Subordinate Voting Shares are listed and posted for trading on The TSX in Canada (under the symbol "DEC.A") and on NASDAQ in the United States (under the symbol "DECA"). The Convertible Debentures are listed and posted on The TSX in Canada (under the symbol "DEC.DB"). For additional details about the Convertible Debentures, see "Recent Developments - Changes in Capital".

The holders of the Class A Subordinate Voting Shares are entitled to one vote per share. The holders of the Class B Shares are entitled to 20 votes per share.

Under applicable Canadian law, an offer to purchase Class B Shares would not necessarily result in an offer to purchase Class A Subordinate Voting Shares. Magna and 1265058 Ontario Inc., as the holders of all the issued and outstanding Class B Shares, are parties to an agreement (the "Trust Agreement") with Computershare Trust Company of Canada (the "Trustee") and Decoma for the purpose of ensuring that the holders from time to time of the Class A Subordinate Voting Shares will not be deprived of any rights under applicable take-over bid legislation to which they would have been entitled in the event of a take-over bid (which term includes, in certain circumstances, a private offer to purchase) if the Class B Shares and the Class A Subordinate Voting Shares were a single class of shares.

Under the Trust Agreement, Magna and 1265058 Ontario Inc. have agreed not to sell any Class B Shares, directly or indirectly, pursuant to a take-over bid, as defined under the Securities Act (Ontario), in circumstances in which the Securities Act (Ontario) would have required the same offer or a follow-up offer to be made to holders of Class A Subordinate Voting Shares if the sale had been a sale of Class A Subordinate Voting Shares rather than Class B Shares, but otherwise on the same terms. This prohibition will not apply if: (i) such sale is made pursuant to an offer to purchase part only of the Class B Shares made to all or any holders of the Class B Shares and an identical offer in all material respects is made concurrently to purchase the Class A Subordinate Voting Shares, which identical offer has no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Class B Shares, or (ii) there is a concurrent unconditional offer to purchase all the Class A Subordinate Voting Shares at a price per share at least as high as the highest price per share paid pursuant to the take-over bid for the Class B Shares.

The Trust Agreement contains provisions for the authorization of action by the Trustee to enforce the relevant rights of the holders of the Class A Subordinate Voting Shares as beneficiaries of the trust. The obligation of the Trustee to take such action is conditional on Decoma or the holders of the Class A Subordinate Voting Shares providing such funds and indemnity as the Trustee may require. No holder of the Class A Subordinate Voting Shares has the right, other than through the Trust Agreement, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Trust Agreement unless the Trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Class A Subordinate Voting Shares after provision of reasonable funds and indemnity to the Trustee.

The Trust Agreement further provides that Magna will not dispose of any Class B Shares, directly or indirectly, unless the disposition is conditional upon the person or company acquiring such shares becoming a party to the Trust Agreement. Conversions of Class B Shares into Class A Subordinate Voting Shares and the subsequent sale of the Class A Subordinate Voting Shares resulting from such conversion are excluded from this prohibition.

The Trust Agreement provides that it may not be amended and no material provision thereof may be waived, except with the approval of The TSX and at least two-thirds of the votes cast by the holders of the Class A Subordinate Voting Shares present or represented at a meeting duly called for the purpose of considering such amendment or waiver. The two-thirds majority must include a simple majority of the votes cast by holders of the Class A Subordinate Voting Shares excluding any principal shareholders of Decoma and their affiliates and associates and any persons who have an agreement to purchase Class B Shares on terms which would constitute a sale for the purposes of the Trust Agreement which would not otherwise be permitted thereunder prior to giving effect to the amendment or waiver.
The Trust Agreement does not prevent the holder of any Class B Shares from:
(i)

granting a security interest, whether directly or indirectly, in Class B Shares in connection with a bona fide borrowing, provided that the secured party concurrently agrees in writing to become a party to and abide by the terms of the Trust Agreement; or

(ii)

selling, transferring or otherwise disposing of any or all of the Class B Shares which the holder directly or indirectly holds to a company controlled by or under common control with the holder, provided further that the transferee (if not already a party to the Trust Agreement) concurrently agrees in writing to become a party to and abide by the terms of the Trust Agreement.

No provision of the Trust Agreement limits the rights of any holder of the Class A Subordinate Voting Shares under applicable securities legislation.

LEGAL PROCEEDINGS AND ENVIRONMENTAL MATTERS

Legal Proceedings

There are no current or, to the knowledge of management of the Company, pending or threatened legal proceedings to which the Company is a party and which are material to the Company.

Environmental Matters

Three of the Company's European facilities have environmental issues. Two of these facilities are located in Germany and have levels of soil and ground water contamination in excess of applicable legal limits. The Company's facility located in Banbury, England also has levels of soil contamination in excess of permitted legal limits. Based on extensive testing, long-term monitoring or remediation programs, as appropriate, have been implemented at each of these facilities in consultation with the applicable regulatory authorities.

In North America, the Company's Nascote facility has been identified as a potentially responsible party ("PRP") by the United States Environmental Protection Agency (the "EPA") in connection with clean-up activities at a former solvent and oil recycling facility located in the State of Illinois. Pursuant to a remediation plan negotiated amongst the EPA, Nascote and other identified PRPs, Nascote has agreed to contribute on a pro rata basis to the cost of clean-up activities at the subject facility. Costs incurred by Nascote in connection with this matter are not expected to be material.

Each of these matters has been extensively reviewed by the Company and its environmental advisors. Management of Decoma currently believes that these matters will not restrict in any material way the ongoing operation of these facilities or the Company as a whole and has no reason to believe that current estimates of remediation costs associated with these facilities and the reserves established to address such costs, are inaccurate or inadequate at this time.

OTHER FACTORS

In evaluating the Company and its business, the following factors should be considered in addition to the other information contained in this Annual Information Form.

Automotive Industry

The North American and European automotive industries are cyclical and are sensitive to changes in certain economic conditions such as the level of real interest rates and consumer demand. OEMs are susceptible to significant declines in production volumes as a result of rising interest rates, general economic downturns, rising fuel prices or general fuel unavailability, legislative changes, environmental concerns, changes in consumer confidence, the impact of acts of war or terrorism, emissions and safety issues, labour and/or trade disruptions, and other factors. In addition to the general cyclicality noted above, the European automotive industry is also subject to fluctuations associated with changes in the value of the Euro relative to competing currencies. As well, England's automotive industry has experienced the adverse effects associated in part with the effects of the strength of the British pound relative to the Euro.

The Company's reliance on its OEM customers makes it susceptible to other risks generally applicable to industry participants, including the extent of OEM outsourcing. The extent of OEM outsourcing is dependent on a number of factors, including the costs, quality and timeliness of external production relative to in-house production by OEMs, technological capability, the degree of unutilized labour capacity at OEM manufacturing facilities, OEM collective bargaining agreements, OEM labour relations and other factors. Any significant decline in OEM production volumes or increase in insourcing of any major production contracts as a result of any of the factors described above would have a material adverse impact on the Company.

Pricing Concessions and Cost Absorptions

The Company has in the past entered into, and continues to enter into, long-term supply arrangements with OEMs which provide, among other things, for pricing concessions over the supply term. These concessions have, to date, been largely offset by cost reductions arising principally from process and product improvements. However, more recently the Company has experienced increasing pressure from certain of the Company's OEM customers for pricing concessions that may not be able to be offset by such traditional cost reduction methods. See "Automotive Industry Overview - Pricing Concessions and Cost Absorptions". The Company is also under increasing pressure to defer the recovery of engineering costs related to product design, tooling costs and other items previously paid for directly by OEM customers and may not be able to pass on fully to such customers price increases from the Company's own suppliers. In particular, certain OEM customers have requested that the Company own and/or capitalize tooling and recover the cost in the unit price of the particular products produced by such tooling. While the Company believes that it is and will remain competitive, there can be no assurance that the Company will remain successful in offsetting pricing concessions and/or cost absorptions agreed to from time to time with OEMs. To the extent that such pricing concessions and/or cost absorptions are not offset through cost reductions, the Company's profit margins would be adversely affected.

Competition

The Company faces numerous sources of competition, including its OEM customers and their related manufacturing organizations, other OEM suppliers and manufacturers of product alternatives. Management believes that a significant percentage of the OEMs' product requirements are sourced internally by the OEMs without a competitive bidding process (or using a competitive bidding process solely to establish internal transfer pricing). This percentage has declined in the last decade due to the increased outsourcing strategies of OEMs. See "Decoma's Business and Strategy - Automotive Industry".

Of those products that are put out for bid, the Company faces direct competition from a variety of suppliers in North America and Europe that are independent of the OEMs as well as numerous suppliers in which one or more OEMs may have direct or indirect investments. Management believes there is a large number of independent suppliers that have the capability to produce some or all of the components, modules and systems that the Company currently produces. Although the OEM supply base for the Company's products in Europe is somewhat more fragmented than the Company's North American market segment, direct competition in Europe from established competitors with comparable or greater financial resources than the Company is more prevalent than in the Company's North American markets.

There can be no assurance that the Company will be able to continue to compete successfully with its existing competitors or will be able to compete successfully with new competitors as it expands its operations into new geographic markets.

Reliance on Major Customers

The Company has historically derived a substantial portion of its revenue from Ford, GM and DaimlerChrysler. For Calendar 2003, approximately 30%, 25% and 22% of the Company's consolidated sales were made directly to the North American operating divisions and subsidiaries of Ford, GM and DaimlerChrysler, respectively. The loss of any of Ford, GM or DaimlerChrysler as a customer of the Company could have a material adverse effect on the results of operations or financial condition of the Company.

Production Volumes and Product Mix

The Company's future business will be comprised of the design and manufacture of components, assemblies, modules and systems currently in production, as well as contracts awarded or to be awarded for production to commence at future dates. Contract volumes for components not yet in production are based on customer estimates of their own future production levels by vehicle body type and actual production may vary significantly from estimates due to a variety of factors, including a reduction in customer demand and OEM new product launch delays, often without any required compensation to the

Company. The Company does not typically rely solely on customer estimates, but re-evaluates them based on its own assessment of future production levels by vehicle body type. For components, assemblies, modules and systems currently under production, the Company is typically not in a position to request price increases if actual production volumes are less than production estimates used during the quotation stage.

Consistent with usual industry practice, the Company considers awarded business as existing for the life of the particular vehicle for planning and capacity allocation purposes. Nevertheless, contracted orders for the Company at any time generally represent approximately three to six weeks' supply of products. OEM production levels of a particular vehicle model may vary significantly from OEM estimates and production may be delayed or cancelled, often without any required compensation to the Company. In addition, delays associated with the launch of new production facilities and programs may also result in production level variances. See "Other Factors - New Facilities". If estimated production volumes are not attained, the Company's production economies expected at the time of quotation may not be realized and engineering and tooling costs incurred by the Company may not be fully recovered.

In addition to the number of vehicles forecasted to be produced, the Company is also affected by the mix in North American sales between passenger cars and light trucks as product content and profit margin between these segments vary. The Company's anticipated North American production sales ratio between passenger cars and light trucks is approximately 50% for passenger cars and 50% for light trucks. This mix may be affected by many factors such as general economic conditions, interest rates, fuel prices and availability, environmental emissions, safety issues and changing demographics.

Currency Exposure

The Company's manufacturing facilities from time to time may make commitments to sell its products for a price determined in currencies different from the currency required to pay for the necessary labour, materials and equipment to perform the sales contracts. These commitments represent contractual obligations by the Company to deliver product over the life of the related program, which normally spans a number of years. In order to manage the foreign currency exposure which results from these activities, when necessary, the Company employs hedging programs which consist largely of entering into foreign exchange forward contracts. Anticipated production volumes, program costs and the timing of product delivery schedules all impact the amount and timing of the forward contracts. Despite these measures, significant long-term fluctuations in relative currency values could affect the Company's results of operations.

In addition to transactional foreign currency exposure, the Company's reported results will be impacted by fluctuations in relative currency values, particularly those of the Canadian dollar, the Euro and the British Pound, on translation of local operating results into Decoma's reporting currency, the U.S. dollar.

Environmental Matters

The Company is subject to a wide range of environmental laws and regulations imposed by governmental authorities relating to air emissions, wastewater discharge, waste management and storage of hazardous substances. Decoma has adopted a health, safety and environmental policy pursuant to which it is committed to conduct its operations in a manner that complies with or exceeds all legal requirements regarding health, safety and the environment and to regularly evaluate and monitor past and present business activities affecting health, safety and the environment.

The Company operates several painting and chrome plating finishing facilities which involve the use of environmentally sensitive processes and hazardous materials. Subject to the matters noted in "Legal Proceedings and Environmental Matters - Environmental Matters", all such operations meet, in all material respects, applicable government standards relating to waste handling and emissions. However, notwithstanding such compliance, the Company has in the past and may in the future experience odour complaints regarding its painting facilities from neighbouring third parties. In the past, such complaints have been addressed by manufacturing process adjustments and, in certain instances, by the addition of incineration equipment. Each of the Company's principal painting operations contains incineration equipment to reduce odour emissions.

To date, environmental laws and regulations have not had a material adverse effect on the Company's operations or financial condition. However, changes in such government laws and regulations are ongoing and may make environmental compliance, such as emission control and waste disposal, increasingly expensive. Management is not able to predict future costs which may be incurred to meet environmental obligations.

New Facilities

From time to time the Company finds it necessary to expand its production capacity through the construction of new manufacturing facilities. Such new facilities are referred to in the industry as "greenfield" operations and present different risks from those arising in respect of the expansion of capacity through the acquisition from third parties of existing operations. Greenfield operations may be required to accommodate the award of new production contracts, such as the Company's new Decostar mould and painting plant located in the State of Georgia, the new facilities located in Europe (see "Recent Developments - New Operating Facilities"), or to facilitate the introduction of new manufacturing processes or technologies.

The construction of greenfield operations involves several areas of operational and financial risk. General construction risks relating to delays caused by weather, labour disruptions, cost overruns and the unavailability of construction materials can have significant adverse financial and production impacts. As well, risks associated with the installation, testing and start-up of new production equipment and manufacturing processes can have adverse financial and operational impacts if delays or technical problems are experienced in any of these areas. As many greenfield facilities are constructed to accommodate the launch of new production programs, the added risks associated with new product launches can compound this exposure. Finally, the construction of greenfield operations can potentially negatively impact customer relationships if problems are experienced that impair an OEM's efforts to launch a new vehicle program.

Trade and Labour Relations

Certain of the Company's facilities operate under collective agreements. While the Company has traditionally enjoyed good relations with its employees and third party suppliers, there can be no assurance that the Company will not experience strikes, labour stoppages or other disruptions to its operations in connection with negotiations with its own employees or as a result of labour difficulties affecting its third party contractors and that such disruptions will not have a material adverse effect on the Company's business, operating results and financial condition. There can also be no assurance that Company facilities that are currently non-unionized will not be targeted for certification by trade unions.

Technological Developments

The Company's future success depends in part on its ability to develop products and processes to respond to changing customer needs and regulatory requirements and to anticipate or respond to changes in manufacturing processes on a cost-effective and timely basis. If the Company's products or processes become outdated or non-compliant or the Company's competitors make new advances in product and process technologies, the Company's business prospects and financial condition could be adversely affected.

Government Regulation

There can be no assurance that a change in the current regulatory environment would not adversely affect the Company's operations. The Company's operations could be adversely affected by changes to the North America Free Trade Agreement or to the Auto Pact in North America and by changes in tariffs and duties imposed on the Company's products globally. As well, changes to existing European Union trade arrangements could negatively impact the distribution of the Company's products in Europe.

Availability of Financing

From time to time, the Company may need to raise additional funds to refinance existing credit facilities and to take advantage of growth opportunities as they present themselves. There can be no assurance that additional debt or equity financing will be available on commercially reasonable terms, if at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to take advantage of growth opportunities, develop new products and processes or otherwise respond to competitive pressures. At December 31, 2003, the Company had cash on hand of $93.5 million and $122.7 million of unused and available credit representing the unused and available portion of the Company's $300 million extendible, revolving credit facility that expires on May 27, 2004. Such credit facility has been extended for one month and the Company is currently in discussions with its bank syndicate to expand the principal amount, extend the term and favourably amend the financial covenants. Although the Company expects to successfully secure credit on these terms, there can be no assurance that it will be able to do so.

Relationship with Magna

The relationship between Magna and Decoma is not "arm's length". Magna is able to elect all the directors of Decoma and controls Decoma. Therefore, Magna is able to cause Decoma to effect certain corporate transactions without the consent of Decoma's minority shareholders and to control the amount and timing of dividends, subject in each case to the Corporate Constitution, the fiduciary duty of the directors to act in the best interests of Decoma and other applicable law (see below). In addition, Magna is able to cause or prevent a change in control of Decoma.

In certain cases, the interests of Magna may not be the same as those of other shareholders, and conflicts of interest may arise. Under applicable corporate laws, Magna, as a shareholder of Decoma, does not owe a fiduciary duty to Decoma or any other shareholder. For a description of such potential conflicting interests, see "Relationship with Magna - Potential Conflicts of Interest".

Decoma has entered into certain arrangements with Magna, including for the provision of services under the Affiliation Agreement and the leasing of certain land and buildings, and both Magna and Decoma expect to engage in additional arrangements in the future, the terms of which will be determined through negotiation at such time. The Company also sells small volumes of products to Magna and purchases small volumes of products from Magna. There can be no assurance that transactions between the Company and Magna have been or will be on the same terms as could be obtained from independent third parties.

While holders of Class A Subordinate Voting Shares and Magna, as the holder of all the outstanding Class B Shares, will receive dividends equally share-for-share, Magna will also receive preferential non-cumulative cash dividends in respect of the Convertible Series Preferred Shares, the Affiliation Fee and other amounts under the Affiliation Agreement and repayment of advances made by Magna to the Company. See "Relationship with Magna". To the extent that Magna requires repayment of amounts of advances due to it or exercises retraction rights in respect of the Convertible Series Preferred Shares it holds, Decoma may not be able to obtain replacement financing on comparable terms from third parties.

Ford Production Purchasing Global Terms and Conditions

Ford recently updated its Production Purchasing Global Terms and Conditions (the "Global Terms") effective for shipments from Decoma International Corp. ("DIC") and its subsidiaries (collectively the "Supplier") to Ford on or after January 1, 2004. DIC is a direct significant subsidiary of Decoma. Under the Global Terms, Ford and its "related companies" (collectively the "Ford Group" or the "Buyer") have the right to set off against the Supplier's receivables from the Ford Group amounts owing to the Ford Group by the Supplier's "related companies". "Related companies" is defined under the Global Terms to include any parent company of the Buyer or the Supplier, as appropriate, and any subsidiary or affiliate in which any of them owns or controls at least 25% of the voting stock, partnership interest or other ownership interest.

Where DIC acts as a "Supplier", the Company interprets the Global Terms to mean that "related companies" would include Decoma (as the parent company of DIC) and its direct and indirect subsidiaries and at least 25% owned entities (collectively the "Decoma Group") but would not include Magna and its direct and indirect subsidiaries and at least 25% owned entities other than the Decoma Group (collectively the "Magna Group").

Ford may assert that the term "related companies" includes, in relation to DIC or other Suppliers in the Decoma Group, the Magna Group and attempt to set off a Magna Group liability against a Decoma Group receivable. To date, Ford has not attempted to take such action against the Company. If the Ford Group took such an action against the Company in respect of a material liability of the Magna Group, such action could have a material adverse impact on the Company's financial condition and liquidity. Any such action by Ford would be contested by the Company at such time.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Management Information Circular dated April 5, 2004, relating to the shareholders meeting held on May 3, 2004, which is herein incorporated by reference.

Additional financial information is provided in the consolidated financial statements of Decoma for Calendar 2003 contained in Decoma's 2003 Annual Report, which is herein incorporated by reference.

The Company will provide any person, upon request to the Secretary of the Company c/o Decoma International Inc., 50 Casmir Court, Concord, Ontario L4K 4J5, or via e-mail to info@decoma.com,
(a)	If the securities of Decoma are in the course of distribution under a preliminary short-form prospectus or a short-form prospectus:
	(i)	a copy of this Annual Information Form, together with a copy of any document or pertinent pages of any document incorporated by reference in this Annual Information Form;
(ii)

a copy of the audited financial statements of Decoma for its most recently completed fiscal year, together with the accompanying report of Decoma's auditor, and a copy of any interim financial statements of Decoma subsequent to the audited financial statements for this most recently completed fiscal year;

	(iii)	a copy of the management information circular of Decoma in respect of its most recent annual meeting of shareholders; and
	(iv)	a copy of any other documents that are incorporated by reference into the preliminary short-form prospectus or the short-form prospectus; or
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(b)

at any other time, a copy of the documents referrred to in (a)(i), (ii) and (iii) above, provided that Decoma may require the payment of a reasonable charge if the request is made by a person who is not a security holder of Decoma.

FORWARD-LOOKING STATEMENTS

The contents of this Annual Information Form contain statements which, to the extent that they are not recitations of historical fact, constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "anticipate", "believe", "expect" and similar expressions are intended to identify forward looking statements. Persons reading this Annual Information Form are cautioned that such statements are only predictions and that the Company's actual future results or performance may be materially different. In evaluating such forward looking statements readers should specifically consider the various risk factors which could cause actual events or results to differ materially from those indicated by such forward looking statements. These risks and uncertainties include, but are not limited to, specific risks relating to the Company's relationship with its customers, the automotive industry in general and the economy as a whole. Such risks specifically include, without limitation; the Company's reliance on its major OEM customers; increased pricing concession and cost absorption pressures from the Company's customers; the impact of production volumes and product mix on the Company's financial performance, including changes in the actual customer production volumes compared to original planning volumes; program delays and/or cancellations; the extent, nature and duration of purchasing or leasing incentive programs offered by automotive manufacturers and the impact of such programs on future consumer demand; warranty, recall and product liability costs and risks; the continuation and extent of automotive outsourcing by automotive manufacturers; changes in vehicle pricing and the resulting impact on consumer demand; the Company's operating and/or financial performance, including the affect of new accounting standards that are promulgated from time to time (such as the ongoing requirement for impairment testing of long-lived assets) on the Company's financial results; the Company's ability to finance its business requirements and access capital markets; the Company's continued compliance with credit facility covenant requirements; trade and labour issues or disruptions impacting the Company's operations and those of its customers; the Company's ability to identify, complete and integrate acquisitions and to realize projected synergies relating thereto; the impact of environmental related matters including emission regulations; risks associated with the launch of new facilities, including cost overruns and construction delays; technological developments by the Company's competitors; fluctuations in fuel prices and availability; electricity and natural gas cost volatility; government and regulatory policies and the Company's ability to anticipate or respond to changes therein; the Company's relationship with Magna; currency exposure risk; fluctuations in interest rates; changes in consumer and business confidence levels; consumer personal debt levels; disruptions to the economy relating to acts of terrorism or war; and other changes in the competitive environment in which the Company operates. In addition, and without limiting the above, readers are cautioned that the specific forward looking statements contained herein relating to the Company's ability to successfully implement European improvement plans; the cost and timing of completion of the continental Europe paint capacity consolidation plan; the possible conversion of Decoma's Convertible Debentures and Convertible Series Preferred Shares to Class A Subordinate Voting Shares; the Company's ability to raise necessary future financing; capital spending estimates; and the recoverability of the Company's remaining goodwill and other long lived assets, are all subject to significant risk and uncertainty. The Company expressly disclaims any intention and undertakes no obligation to update or revise any forward looking statements contained in this Annual Information Form to reflect subsequent information, events or circumstances or otherwise.

GLOSSARY

The following terms used in this Annual Information Form have the respective meanings specified below.

"Affiliates" means the Company's affiliates or subsidiaries, or any body corporate, partnership or other entity over which Decoma and/or its subsidiaries have a 50% or greater ownership interest.

"Affiliate Employee Equity Participation and Profit Sharing Plan" means a deferred profit sharing plan, retirement plan or other arrangement for employees of an Affiliate, adopted in addition to or in substitution of the Decoma EPSP, which contemplates investment in whole or in part of shares of and/or participation in the profits of such Affiliate.

"Affiliation Agreement" means the affiliation agreement between Magna and Decoma, dated as of June 25, 2002, which formalizes certain aspects of the relationship between Magna and Decoma.

"Affiliation Fee" means the annual fee in effect during the applicable period, collectively defined as the "Affiliation Fees" in the Affiliation Agreement and payable to Magna thereunder. See "Relationship with Magna - Affiliation Agreement".

"After-Tax Profits" means, for any fiscal year, the consolidated net income or net loss of the Company, adjusted to deduct extraordinary gains and other gains arising from the disposal of existing businesses or fixed assets, determined in accordance with Canadian GAAP and as disclosed in the Company's audited consolidated statement of income or loss for such fiscal year.

"Articles" means the Articles of Decoma within the meaning of the OBCA.

"Calendar 2001, Calendar 2002 and Calendar 2003" means the twelve-month period ended December 31, 2001, 2002 and 2003 respectively.

"Corporate Constitution" means that section of the Articles entitled "Corporate Constitution" which sets forth certain fundamental principles relating to Decoma.

"Corporate Management" means Executive Management and any other individual employed by Decoma that Executive Management determines from time to time to be a member of Corporate Management.

"eligible employees" means full-time, non-probationary Canadian and U.S. employees.

"Employee Pre-Tax Profits" means Pre-Tax Profits adjusted to: (i) either deduct the pre-tax profits or to add back the pre-tax losses of any Affiliate which either participates in an Affiliate Employee Equity Participation and Profit Sharing Plan or does not participate in the Decoma EPSP, such amounts to be calculated in the manner provided for in the Articles to the Extent such amounts were included in Pre-Tax Profits; and (ii) either deduct the equity income or add back the equity loss of the Company as set forth in its audited consolidated statement of income or loss to the extent such amounts were not previously included or deducted, as applicable, pursuant to sub-paragraph (I) above.

"Employee Pre-Tax Profits Before Profit Sharing" means an amount which is the lesser of: (i) the total of Employee Pre-Tax Profits and those amounts actually deducted in calculating each of Employee Pre-Tax Profits pursuant to the Articles, and those amounts actually deducted in respect of Decoma's obligations pursuant to any Decoma-sponsored pension plan adjusted to either add back that portion of the pre-tax profits or to deduct that portion of the pre-tax losses of Affiliates that participate in the Decoma EPSP to the extent such amounts were not included in Employee Pre-Tax Profits; and (ii) Pre-Tax Profits Before Profit Sharing less the pre-tax profits before profit sharing of any Affiliate which participates in an Affiliate Employee Equity Participation and Profit Sharing Plan to the extent such amounts were included in Pre-Tax Profits Before Profit Sharing.

"Executive Management" means the President and any other individual employed by Decoma that the Board determines from time to time to be a member of Executive Management.

"fascia" means a moulded plastic automotive bumper cover.

"GAAP" means, when referring to Canada, generally accepted accounting principles used in Canada, including the recommendations in the Handbook of the Canadian Institute of Chartered Accountants or, in a jurisdiction other than Canada, the generally accepted accounting principles used in such jurisdiction, including the recommendations by the equivalent association in such jurisdiction.

"OBCA" means the Business Corporations Act (Ontario), as amended from time to time.

"Pre-Tax Profits" means, for any fiscal year, the After-Tax Profits for such fiscal year, adjusted in accordance with Canadian GAAP, to add back the provisions for income taxes and minority interests or to deduct the recoveries for income taxes and minority interests, as disclosed in the Company's audited consolidated statement of income or loss for such fiscal year.

"Pre-Tax Profits Before Profit Sharing" means, for any fiscal year, an amount which is the total of the Pre-Tax Profits and those amounts actually deducted in calculating such Pre-Tax Profits for: (i) the Decoma EPSP, (ii) incentive bonuses to Corporate Management under the Corporate Constitution; (iii) those amounts actually deducted in respect of Decoma's obligations pursuant to a Decoma-sponsored pension plan; and (iv) those amounts attributable to an Affiliate Employee Equity Participation Plan and an Affiliate-sponsored pension plan actually deducted by an Affiliate in Calculating in the pre-tax profits of such Affiliate.

"Required Dividends" means the minimum distribution of After-Tax Profits to holders of Class A Subordinate Voting Shares and Class B Shares required under the Corporate Constitution.

"Social Objectives" means objectives which, in the sole opinion of the Board or Executive Management, are of a political, patriotic, philanthropic, charitable, educational, scientific, artistic, social or other useful nature to the communities in which the Company operates.

"Tier 1 supplier" means a company which supplies directly to the OEMs and which designs, engineers, manufactures and conducts quality control testing.

"Tier 2 supplier" or "Tier 3 supplier" means a company that directly or indirectly supplies products to a Tier 1 supplier.

"Unrelated Business" means any business engaged in by the Company that, at the time of direct or indirect investment herein by the Company, does not: (i) relate to the design, manufacture, distribution or sale of motor vehicles or of motor vehicle parts, components, assemblies, modules, accessories or systems; (ii) utilize technology, manufacturing processes, equipment or skilled personnel in a manner similar to that utilized by or under development by the Company; or (iii) involve the provision of products or services of whatever kind (a) to suppliers to, and customers of, the Company, and (b) similar to those provided by suppliers to, and customers of, the Company from time to time. A business shall be deemed to cease to be an Unrelated Business if the net profits after tax of such business exceed 5% of the aggregate direct or indirect investment of the Company in such business in each of two in any three consecutive fiscal years subsequent to the date of such investment.

"Year" means the financial year of Decoma from time to time commencing with the financial year beginning August 1, 1998.